Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors
AAA Public Adjusting Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of AAA Public Adjusting Group, Inc. of our report dated May 5, 2010, with respect to the balance sheets of AAA Public Adjusting Group, Inc. (the Company) as of December 31, 2009 and December 31, 2008, and the related statements of operations, shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31,2009, which report expresses an qualified opinion and includes an explanatory paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern, and which report appears in the 2009 Annual Report on Form 10-K of AAA Public Adjusting Group, Inc..

/s/ AUDITOR
Baum & Company, P.A.
Miami Beach, Florida

March 22, 2011